SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

March 14, 2013

By Edgar

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Ms. Mara Ransom

                 Ms. Jennifer Lopez

Re:	West Corporation

Supplemental Response to SEC Comments to Amendment No. 12 to the Registration Statement on Form S-1 (File No. 333-162292) received on March 13, 2013

Dear Ms. Ransom:

On behalf of West Corporation, a Delaware corporation (the “Company”), we are writing to provide the following responses to the comment letter, dated March 13, 2013 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 12 to the Registration Statement on Form S-1 filed by the Company on March 11, 2013 (“Amendment No. 12”). For your convenience, four (4) courtesy copies of this letter are also being delivered to you. The Company intends to file Amendment No. 13 to the Registration Statement on Form S-1 (“Amendment No. 13”) to reflect the proposed changes to the Registration Statement described below, as well as respond to additional comments or feedback from the Staff upon the Staff’s review of this correspondence.

For the convenience of the Staff’s review, the Company has set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references below refer to Amendment No. 12.

General

1. We note your response to comment 2 in our letter dated March 8, 2013. On page 11, please fill in the blank that relates to the number of shares of common stock outstanding as of March 7, 2013.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

March 14, 2013

Response: The Company acknowledges the Staff’s comment and intends to fill in the blank on page 11 with “62,147,374”, which is the number of shares of the Company’s common stock outstanding as of March 7, 2013, in Amendment No. 13.

Summary Consolidated Financial Data, page 12

2.	Please provide us with your calculation of as adjusted working capital at December 31, 2012.

Response: In response to the Staff’s comment, set forth below is the Company’s calculation of as adjusted working capital at December 31, 2012:

Working capital at December 31, 2012 (in millions)	$303.4

Estimated offering proceeds 21,275,000 shares at $23.50	500.0
Estimated underwriting discounts and commissions	(30.0)
Estimated remaining legal, accounting, printing costs	(1.7)

Redemption of $450.0 million 11% subordinated notes	(450.0)
Redemption premium @1.03667%	(16.5)
Tax benefit of redemption premium @ 38%	6.3

Payment of transaction-based IPO bonuses	(2.9)
Tax benefit of IPO bonuses @ 38%	1.1

Payment under management letter agreement	(24.0)
Tax benefit of management letter agreement @ 38%	9.1

As Adjusted Working capital	$294.8

Capitalization, page 32

3. Please provide us with your calculation of as adjusted retained deficit. In doing so, tell us how you will record the redemption premium for your $450.0 million 11% subordinated notes due 2016, that will be repaid with offering proceeds.

Securities and Exchange Commission

March 14, 2013

Response: In response to the Staff’s comment, set forth below is the Company’s calculation of as adjusted retained deficit at December 31, 2012:

Retained deficit at December 31, 2012 (in thousands)	$(2,941,948)

Redemption premium @1.03667%	(16,502)
Tax benefit of redemption premium @ 38%	6,271

Payment of transaction-based IPO bonuses	(2,925)
Tax benefit of IPO bonuses @ 38%	1,112

Payment under management letter agreement	(24,000)
Tax benefit of management letter agreement @ 38%	9,120

As Adjusted Retained deficit	$(2,968,872)

In addition, the Company supplementally advises the Staff that the $16.5 million redemption premium for the 11% subordinated notes due 2016 will be recorded as expense at the time of redemption. A related tax benefit of $6.3 million from the redemption expense will also be recorded.

Dilution, page 34

4. It appears that the increase in net tangible book value per share disclosed in the third paragraph should be $19.06 rather than $19.04. Please revise.

Response: In response to the Staff’s comment, the Company intends to revise the number to $19.06 in Amendment No. 13.

5. In the second sentence of the last paragraph on page 34, you indicate that a $1.00 increase or decrease in the initial public offering price would increase or decrease dilution per share to investors in this offering by approximately $0.76 per share. Please provide us with your calculation supporting this change of $0.76 per share.

Response: In response to the Staff’s comment, set forth below is the Company’s calculation of the change of $0.76 per share (with the adjustment to stockholders’ deficit in the table below being calculated by multiplying the 21,275,000 shares being sold in the offering by $0.94, which represents the $1.00 assumed change less a 6% estimated underwriting discount):

Securities and Exchange Commission

March 14, 2013

	As Reported 12/31/2012	As Adjusted assuming IPO price of $23.50 per share	As Adjusted assuming IPO price of $24.50 per share	As Adjusted assuming IPO price of $22.50 per share
Stockholders’ deficit	(1,249,686)	(809,513)	(789,514)	(829,511)
Goodwill	(1,816,851)	(1,816,851)	(1,816,851)	(1,816,851)
Intangible assets	(285,672)	(285,672)	(285,672)	(285,672)
Net tangible assets	(3,352,209)	(2,912,036)	(2,892,037)	(2,932,034)
Number of outstanding shares	62,086	83,361	83,361	83,361
Net tangible book value per share	$(53.99)	$(34.93)	$(34.69)	$(35.17)
Assumed initial public offering price per share		$23.50	$24.50	$22.50
Pro forma net tangible book value per share after this offering		(34.93)	(34.69)	(35.17)
Dilution of net tangible book value per share to new investors		$(58.43)	$(59.19)	$(57.67)

As indicated in the table above, a $1.00 increase or decrease in the initial public offering price from that assumed in the prospectus of $23.50 per share, would increase or decrease the dilution per share to investors in this offering by approximately $0.76, which is the difference between $(58.43) and $(59.19), and between $(57.67) and $(58.43).

6. In the middle of the last paragraph on page 34, you state that an increase of 1.0 million shares in the number of shares offered by you would result in a net tangible book value of approximately $22.1 million, or approximately $0.67 per share, and the dilution per share to the investors in this offering would be approximately $0.67 per share. The amounts you present appear to be the change in net tangible book value and dilution rather than the amounts of net tangible book value and dilution. Please revise as necessary. Also apply this comment to your disclosure concerning a decrease of 1.0 million shares in the number of shares offered by you.

Response: In response to the Staff’s comment, the Company intends to revise the last paragraph on page 34 of Amendment No. 12 as follows:

Securities and Exchange Commission

March 14, 2013

“The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering. For example, a $1.00 increase or decrease in the initial public offering price from that assumed in this prospectus of $23.50 per share, the mid-point of the price range set forth on the front cover of this prospectus, would increase or decrease net tangible book value from the amounts shown above by approximately $20.0 million, or approximately $0.24 per share, and the dilution per share to investors in this offering by approximately $0.76 per share, assuming that the number of shares offered by us set forth on the front cover of this prospectus remains the same. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would result in a net tangible book value of approximately $(2.9) billion, or approximately $(34.26) per share, and the dilution per share to investors in this offering would be approximately $(57.76) per share, assuming the assumed initial public offering price of $23.50 per share, the mid-point of the price range set forth on the front cover of this prospectus, remains the same. Similarly, a decrease of 1.0 million shares in the number of shares offered by us would result in a net tangible book value of approximately $(2.9) billion, or approximately $(35.63) per share, and the dilution per share to investors in this offering would be approximately $(59.13) per share, assuming the assumed initial public offering price of $23.50 per share, the mid-point of the price range set forth on the front cover of this prospectus, remains the same.”

7. We note that the number of shares purchased by existing stockholders as presented in the table at the top of page 35 appears to be the number of outstanding shares as of March 7, 2013 rather than as of December 31, 2012. However, the first sentence on page 35 indicates that the existing stockholders are on the same basis as of December 31, 2012. Please revise.

Response: In response to the Staff’s comment, the Company intends to revise the table at the top of page 35 to reflect calculations based on the number of outstanding shares as of December 31, 2012.

* * * * *

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, of it there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (312) 853-4348 or my partner Fred Lowinger at (312) 853-7238.

Very truly yours,

/s/ Robert L. Verigan